

Jaclynn Fischman-Shweky · 3rd

Managing Partner, Marketing & Investor Relations at Delarosa Lending Group, LLC

New York, New York, United States · Contact info

303 connections

Delarosa Lending, LLC

University of the Arts, Central St. Martins College, London, England

Experience

Managing Partner, Marketing & Investor Relations
Delarosa Lending, LLC
Apr 2018 – Present · 3 yrs 9 mos
Greater Philadelphia Area

Jaclynn Shweky is a partner and manages all content and social media marketing, communications and Investor Relations for Delarosa Lending Group LLC, an asset based lender providing bridge loans to real estate investors and developers.

Partner
Set To Celebrate, LLC
May 2005 – Mar 2018 · 12 yrs 11 mos

Manufacturer, reseller and online retailer of unique & personalized party supplies for life cycle events including Baby Showers, Bridal Showers, Baptisms, Bris/Baby Namings and milestone Birthdays. Founder & partner participating in the design and development of products. Responsible for overseeing all web design and development; the sourcing and man ...see more

Vice President
Ricochet Public Relations, Inc.
Sep 2003 – Feb 2005 · 1 yr 6 mos

Tech and Biotech media relation firm.
- Built strategies for targeted press exposure to drive growth, sales, or investment.
- Media Training
- Research & Analysis of Tecnology and Life Sciences media ...see more

Interim CEO
Global Auction Network
Apr 2001 – Jun 2003 · 2 yrs 3 mos
New York, NY

Start-up venture introducing proprietary technology, a dedicated internet channel and digital television componant to allow art, photography and antique auction houses around the world to offer online bidding.
- Develop and implement business plan ...see more

President & COO
Telemedia Accelerator
Dec 1999 – Mar 2001 · 1 yr 4 mos
New York, NY

Digital & Interactive Media Incubator created by Bear Stearns' technology venture group.
- Build Partnerships with major technology, television and media companies including; Lucent, Sarnoff, Sony, IBM, NBC, CBS, ABC, Weather Channel
- Manage Design and Construction of 22,000 sq/ft facility ...see more

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Education

University of the Arts, Central St. Martins College, London, England
BAID Honors, Industrial Design, Management
1988 – 1991

University of The Arts, Philadelphia, PA
Industrial and Product Design
1985 – 1987

Syracuse University
Industrial Design - Marketing
1984 – 1985